Exhibit 99.1

1558 West Hastings Street Vancouver |V6G 3J4|Canada T: 604.639.4457 | F: 604.639.4458 www.versussystems.com

DRAFT

Versus Systems Announces Voluntary Delisting

From Canadian Securities Exchange

LOS ANGELES, CA - February 22, 2021 - Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (CSE:VS) (FRANKFURT:BMVB) today announced plans to withdraw its common shares from listing on the Canadian Securities Exchange (the “CSE”) effective February 25, 2021. Versus’ common shares (CUSIP 92535P808) have been traded on the CSE since 2016 under the symbol VS, the same as its Nasdaq symbol. Following the recent listing of its shares on the Nasdaq Capital Market, the Company has decided to withdraw from the CSE. Versus will continue to trade on the Nasdaq Capital Market under the symbol VS and on the Frankfurt stock exchange under the symbol BMVB and will continue to be a Canadian Reporting Issuer.

About Versus Systems

Versus Systems Inc. has developed a proprietary in-game prizing and promotions engine that allows publishers, developers, and creators of games, apps, and other interactive media content to offer real world prizes inside their content. Players, viewers and users can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes. The Versus platform can be integrated into mobile, console, and PC games, as well as streaming media and mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor contact:

Cody Slach, Sean McGowan

Gateway Investor Relations

949-574-3860

VS@gatewayir.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.

The Canadian Securities Exchange does not accept responsibility for the adequacy or accuracy of this press release.